Exhibit 99.1

Bilibili Announces Updates on Recent Online Content Inspection

SHANGHAI, China, July 30, 2018 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq:BILI), a leading online entertainment platform for young generations in China, today announced that in accordance with the recent Central Cyberspace Administration of the People’s Republic of China  (“CCA”) nationwide inspection of major internet platforms providing short-video content, the Company has been notified by certain smartphone APP stores in China that Bilibili mobile APP has been temporarily removed from July 26, 2018 till August 25, 2018. The Company expects to quickly implement the required measures and reinstate the mobile APP downloads from those app stores.

The Company intends to fully cooperate with the relevant authorities, and will further strengthen its content monitoring procedures and policies. The Company also plans to conduct a self-inspection by taking a comprehensive review of the content on its platform and double the headcounts of content monitoring personnel. Bilibili believes that its daily operation will not be impacted by this process, and the temporary download suspension will not affect the existing users.

Meanwhile, Bilibili will continue to proactively fulfill its corporate social responsibility, enhance its self-regulation and welcome public supervision to provide better content services for users.

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilbili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.
Juliet Yang
Tel: +86-21-2509 9255 Ext. 8523
E-mail: ir@bilibili.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-5730-6201
E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: bilibili@tpg-ir.com